ARK RESTAURANTS CORP.
Incentive-Based Compensation Clawback Policy

1.    Administration of the Policy. Except as the Board of Directors of Ark Restaurants Corp. (the “Company”) or the Compensation Committee of the Board (collectively, the “Board”) may otherwise determine, the Compensation Committee (the “Administrator”) shall administer this Incentive-Based Compensation Clawback Policy (this “Policy”).

2.    Applicability of this Policy.

(a)    Persons. This Policy is applicable to all current and former executive officers (as defined in Nasdaq Listing Rule 5608(d)) of the Company. Each person to whom this Policy applies is referred to herein as a “Covered Person”.

(b)    Compensation and Time Period. This Policy is applicable to all Incentive-Based Compensation (as defined below) received by a Covered Person:

i.    After beginning service as an executive officer;

ii.    Who served as an executive officer at any time during the performance period for that Incentive-Based Compensation;

iii.    While the Company has a class of securities listed on a national securities exchange or a national securities association; and

iv.    During the Look-Back Period.
(i)-(iv), each a “Performance Period,” and collectively the “Performance Periods.”

3.    Definitions.

(a)     "Accounting Restatement" means an accounting restatement required due to material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)    “Financial Reporting Measure(s)” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return. A financial reporting measure need not be presented within the Company's financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

(c)    “Incentive-Based Compensation” means any incentive-based compensation, including compensation that is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure, and including cash, stock options, restricted stock units and other equity awarded to a Covered Person as compensation. Incentive-Based Compensation does not include awards that vest solely on the basis of completion of a specified employment period, awards that vest solely upon the occurrence of certain non-financial or strategic events, salaries, discretionary bonuses, or bonuses paid based on subjective standards.

(d)    “Intentional Misconduct” is intended to include reckless conduct (meaning any highly unreasonable act or omission, involving not merely simple, or even inexcusable negligence, but an extreme departure from the standards of ordinary care, and that is either known to the executive or is so obvious the executive must have been aware of it), but is not intended to include negligent conduct or grossly negligent conduct not meeting that definition. Further, the term “intentional misconduct” shall not include conduct in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company.

(e)    “Look-Back Period” means the three completed fiscal years immediately preceding the date the Company is required to prepare an Accounting Restatement and/or any Transition Period (as defined below). The Look-Back Period starts on the earlier of (i) the date the Company's Board, a committee of the Board, or management, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(f)    “Nasdaq” means the Nasdaq Stock Market.

(g)    “Received” means in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that period.

(h)    “Transition Period” means any transition period that results from a change in the Company’s fiscal year within or immediately following the Look-Back Period, as further described in Nasdaq Listing Rule 5608(b)(1)(i)(D).

4.    Recovery of Excess Compensation Following an Accounting Restatement. In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recover, unless exempt pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and subsection (c) of this Section 4, from Covered Persons (without regard to any taxes paid thereon by the Covered Person and provided such person was a Covered Person during the applicable Performance Period) who Received Incentive-Based Compensation from the Company, based on erroneous data, during the Look-Back Period.

(a)     Amount Recoverable. Unless otherwise specified by this Policy, the recovered amount shall in no event be greater or lesser than the difference between the amount that was received by the Covered Person and the amount that would have been received based on the data in the Accounting Restatement.

(b)    Compensation Based Upon Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:

i.    the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

ii.    the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

(c)    Non-Recovery of Recoverable Amounts. The Company shall recover the amounts recoverable pursuant to this Section 4 unless:

i.    the Administrator, or in the absence of the Administrator, a majority of the independent directors on the Board has determined that recovery would be impracticable; and

ii.    one of the conditions listed in paragraphs (A), (B), or (C) of Nasdaq Listing Rule 5608(b)(1)(iv) are met.

5.    Discretionary Recovery of Additional Amounts. In addition to (and without limiting) the provisions of Section 4 above, in the event that the Board, in its sole discretion, determines that a current or former Covered Person's acts or omissions that contributed to the circumstances requiring an Accounting Restatement involved either (i) Intentional Misconduct, (ii) an intentional violation of any Company written policy applicable to the Covered Person or any applicable legal or regulatory requirements in the course of the Covered Person's employment by the Company, (iii) fraud in the course of the Covered Person's employment by the Company, or (iv) a failure effectively to supervise an associate for whom the Covered Person had management responsibilities, then in each such case, the Company will (as determined by the Board in its sole discretion as appropriate based on the conduct involved) use reasonable efforts to recover from such Covered Person up to 100% of the Incentive-Based Compensation (without regard to any taxes paid thereon by the Covered Person), and not just the difference referred to in Section 4.

6.    Method of Recovery. The Board shall determine, in its sole discretion, the method of recovering, as the case may be, Incentive-Based Compensation hereunder, which may include, without limitation, any one or more of the following:

(a)     requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b)    seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c)     cancelling or rescinding some or all outstanding vested or unvested equity-based awards;

(d)    adjusting or withholding from unpaid compensation or other set-off;

(e)    cancelling or setting-off against planned future grants of equity-based awards; and/or

(f)    any other method permitted by applicable law or contract.

The Board is not required to take any of these steps if the Board concludes that doing so is not required by law, listing standard, or would not be in the best interests of the Company.

7.    Interpretation of Policy. This Policy will apply to Incentive-Based Compensation that is Received by a Covered Person after the adoption of this Policy (or, if later, the date on which such person becomes a Covered Person). This Policy will be interpreted in a manner that is consistent with any applicable rules or regulations adopted by the SEC or Nasdaq pursuant to Section 10D of the Exchange Act or the Nasdaq Listing Rules (the “Applicable Rules”) and any other applicable law and will otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Board. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules or permitted pursuant to contract or other similar Company policies. To the extent this Policy is in any manner deemed inconsistent with the Applicable Rules, this Policy shall be treated as retroactively amended to be compliant with such Applicable Rules. Moreover, nothing in this Policy shall be deemed to limit the Company's right to terminate employment of any Covered Person, to seek recovery of other compensation paid to a Covered Person, or to pursue other rights or remedies available to the Company under applicable law.

8.    Disclosure of Policy and Accounting Restatements. The Company shall file this Policy with the SEC and, in the event of an Accounting Restatement, will disclose the information relating to such Accounting Restatement in accordance with the Applicable Rules.

9.    No Indemnification. The Company shall not indemnify or agree to indemnify any Covered Person against the loss of erroneously awarded compensation nor shall the Company pay or agree to pay any insurance premium to cover the loss of erroneously awarded compensation.

10. Amendments. The Board may amend, modify or terminate this policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this policy or to comply with applicable laws and regulations. No amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate the Applicable Rules.

Adopted by the Board of Directors on October 5, 2023.